China Life Insurance Company Limited

July 17, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

China Life Insurance Company Limited

Form 20-F for the Fiscal Year Ended December 31, 2011

Dear Mr. Rosenberg:

We refer to your letter, dated July 3, 2012, to China Life Insurance Company Limited (the “Company”) containing comments of the staff of the Securities and Exchange Commission relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-31914). As requested by the staff in such comment letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Wan Feng
Name:	Wan Feng
Title:	President and Executive Director

July 17, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

China Life Insurance Company Limited

Form 20-F for the Fiscal Year Ended December 31, 2011

Dear Mr. Rosenberg:

We refer to your letter, dated July 3, 2012 (the “Comment Letter”), to China Life Insurance Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-31914) (the “2011 Form 20-F”) .

The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.

Comment #1:

1.	On page 79, you disclose RMB 14,759 million of unrealized losses on equity securities which have been in a continuous loss position for 7 – 12 months. Please tell us why these losses were not required to be recognized as an impairment loss in 2011 in accordance with your policy, since the market price of the equity securities was more than 20% below cost for a period of at least six months at the balance sheet date.

Response:

The table disclosed by the Company on page 79 of the 2011 Form 20-F sets forth the length of time that each class of available-for-sale securities had continuously been in an unrealized loss position, in which the “7-12 months” column indicates that the securities had continuously been in a loss position for 7-12 months, but does not indicate that the market price of these securities was more than 20% below its cost for a period of 7-12 months. The 34.20% unrealized losses as a percentage of carrying amounts (calculated based on the RMB 14,759 million of unrealized losses) only indicates the total loss of these available-for-sale equity securities on the day of December 31, 2011, but not for a period of 7-12 months.

In accordance with the impairment policy disclosed by the Company on pages 80 and 81 of the 2011 Form 20-F, an impairment will be recorded if the market price of the equity securities was more than 20% below its cost for a period of at least six months at the balance sheet date. The RMB 14,759 million of unrealized losses on equity securities did not meet such criteria for determining impairments, and therefore were not recognized as an impairment loss in 2011.

Comment #2:

2.	On page 78, you attribute the impairment expense for equity securities of RMB 12.9 billion in 2011 only to “objective evidence that impairment existed” and “current market conditions.” Please provide us proposed disclosure to be included in future periodic reports that describes and quantifies the objective evidence and market conditions considered in your recognition and timing of this impairment. Explain the differences between your analyses for listed and unlisted equity securities. Disclosure that explains how you considered each type of objective evidence described in paragraphs 58 – 62 of IAS 39 and focuses on those financial assets that are more likely to become impaired will help users evaluate potential future impairment losses.

Response:

The Company has described and quantified on pages 80 and 81 of the 2011 Form 20-F the factors considered for determining impairments, which include both quantitative and qualitative factors. The “objective evidence” and “market conditions” stated on page 78 of the 2011 Form 20-F refer to these factors considered for determining impairments. The term “objective evidence” refers to the fact that three quantitative factors have been satisfied and the term “market conditions” refers to the market price of these equity securities.

Substantially all of the unlisted equity securities held by the Company are open-ended funds with a public market price quotation. Please refer to the response to Comment #3 below for a detailed explanation. Therefore, for both listed and unlisted equity securities, the Company adopts the same method and rationale for determining whether there is any objective evidence of impairments.

In 2011, the Company recognized RMB 12.9 billion of impairments for the equity securities which suffered a severe or prolonged unrealized loss as described in paragraph 61 of IAS 39. These impairments were not recognized based on the existence of other objective evidence provided in paragraphs 58 to 62 of IAS 39. The Company will continue to disclose in the future periodic filings that the impairment was due to severe or prolonged decline in the fair value below its cost for certain equity securities. If the Company is aware of objective evidence for impairments other than a severe or prolonged decline in value of equity securities and has recognized impairments accordingly, it will provide further disclosure of these additional objective evidence in its future periodic reports.

In addition to the quantitative factors of a severe or prolonged unrealized losses disclosed on pages 80 and 81 of the 2011 Form 20-F, the Company also disclosed on page 79 of the 2011 Form 20-F the length of time that each class of available-for-sale securities had continuously been in an unrealized loss position, the amounts of unrealized losses and carrying amounts. Investors should be able to estimate potential future impairment losses to some extent based on the above information and their own judgment on capital market conditions.

Comment #3:

3.	Please provide us proposed disclosure to be included in future periodic reports that explains the methods and assumptions used to determine fair value for your unlisted equity securities, which amounted to RMB 77.0 billion at December 31, 2011. Explain your basis for classifying unlisted equity securities as Level 1 in the fair value hierarchy, shown on pages F-41 and F-42. Refer to guidance in paragraphs 27, 28 and 30 of IFRS 7.

Response:

The Company disclosed on page F-55 of the 2011 Form 20-F that unlisted equity securities include those not traded on stock exchanges and that the amount of unlisted equity securities as of December 31, 2011 was RMB 77.0 billion. Out of these RMB 77.0 billion unlisted equity securities, RMB 74.7 billion were open-ended funds that are not traded on stock exchanges but have active markets. Fund companies publish the net asset value of these funds on their websites on each trading date. Investors may subscribe for and redeem these funds in accordance with the fund net asset value published by the fund companies on each trading date. As such, this net asset value is readily and regularly available and represents actual and regularly occurring market transactions on an arm’s length basis. The Company adopted the unadjusted net asset value of the funds at balance sheet dates as their fair market value. The Company believes that the fair value determined by this method meets the definition of Level 1 in the IFRS 7 fair value hierarchy, and therefore has classified these unlisted equity securities as Level 1 in the IFRS 7 fair value hierarchy. The remaining RMB 2.3 billion of unlisted equity securities (accounting for 3% of the unlisted equity securities and 0.001% of total assets of the Company) were equity securities of other unlisted companies. The Company determined the fair value of these investments in accordance with evaluation methods developed internally by the Company, which were not based on observable market data inputs, and therefore this type of investments was classified as Level 3 in the IFRS 7 fair value hierarchy.

Starting from the Form 20-F for the fiscal year ended December 31, 2012, the Company proposes to provide additional disclosure of investments in unlisted equity securities as follows: “Unlisted equity securities are equity securities not traded on stock exchanges, which mainly include open-ended funds with public market price quotation. For purposes of reporting the fair market value of these securities, we use the unadjusted published net asset value of the open-ended funds at the relevant balance sheet date.”

Comment #4:

13. Insurance Contracts, page F – 60

4.	Due to changes in assumptions, you strengthened reserves by RMB 3.3 billion in 2011 and released reserves by RMB 6.4 billion in 2010, which materially impacted your net profit in each year. Please provide us proposed disclosure to be included in future periodic reports that separately quantifies each assumption change that had a material effect on your operating results for each period presented. Refer to guidance in paragraph 37 of IFRS 4.

Response:

The Company first adopted IFRS for its annual consolidated financial statements for the year ended December 31, 2009. As permitted by IFRS 1 and in accordance with the transitional exemption under IFRS 4, the Company continues to apply existing accounting policies under PRC Accounting Standards for Business Enterprises (“CAS”) to account for its insurance contracts.

As disclosed in the Company’s accounting policies on pages F-22 and F-23 of the 2011 Form 20-F, the Company adopted the discounted cash flow method to estimate the liabilities of long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. As required by the CAS, the Company determines the assumptions for actuarial estimates with consideration of all available information as of the balance sheet date, and taking into account the Company’s historical experience and expectation of future events. Changes in assumptions for reasonable estimate of liability and risk margin are recognized in net profit. Assumptions for residual margin are locked in at policy issuance and are not adjusted at each reporting date. In Note 13(a) to the Consolidated Financial Statements of the 2011 Form 20-F, the Company disclosed major assumptions considered when calculating the reserve of long-term insurance contracts, including mortality, morbidity rates, lapse rates and discount rates, and also disclosed the process to determine these assumptions. In addition, in Note 4.1.3 to the Consolidated Financial Statements of the 2011 Form 20-F, the Company provided a detailed sensitivity analysis of these major assumptions. The Company believes that these detailed disclosures of major assumptions and sensitivity analysis provide adequate and useful information to the investors, which can facilitate the investors’ understanding of the impact of assumption changes on the reserve of long-term insurance contracts.

Meanwhile, the Company believes that its main competitors in China do not provide comparable detailed disclosures of the impact of assumption changes. Therefore, the Company believes that requiring the Company to provide such information publicly will create an unfair disparity of information disclosure between companies and may create an unfair competitive disadvantage for the Company.

The Company notes that the Staff made a similar enquiry in comment 4 and comment 18 of the comment letter dated September 28, 2010 relating to the Company’s 2009 Form 20-F, and the Company provided a similar response to that comment on November 1, 2010.

Comment #5:

5.	The assumptions used to determine your insurance contract liabilities include risk margins to provide for uncertainties about the amount and timing of future cash flow. In order to facilitate an understanding of how you determine your overall reserve adequacy, please explain in proposed disclosure to be included in future reports your process for determining the level of these risk margins, distinguishing between discretionary margins and those imposed by your regulators, and quantify these margins in the aggregate for each period presented. Refer to guidance in paragraph 37 of IFRS 4.

Response:

As disclosed on page F-23 of the 2011 Form 20-F, the Company estimates the reserve of insurance contracts based on the future cash flows estimated based on all available information as of the balance sheet date. Therefore, the process for estimating the reserve of insurance contracts effectively meets the requirements of liability adequacy test, which ensures the adequacy of the overall reserve.

As disclosed on page F-60 of the Company’s 2011 Form 20-F, the Company takes the risk margin into consideration when determining important assumptions in order to compensate for the uncertain amount and timing of future cash flows. The risk margin is determined based on the Company’s historical experience and reasonable expectation of further events.

The Company considers the amount of risk margin a material trade secret and believes that its main competitors in China and, to its knowledge, other U.S. insurance companies do not provide such detailed disclosures in this area. Therefore, the Company believes that requiring the Company to provide such information publicly will create unfair a disparity of information disclosure between companies and may create an unfair competitive disadvantage for the Company. Meanwhile, the Company understands that the IFRS do not require the disclosure of such information.

The Company notes that the Staff made a similar enquiry in comment 5 of the comment letter dated September 28, 2010 relating to the Company’s 2009 Form 20-F, and the Company provided a similar response to that comment on November 1, 2010.

Comment #6:

6.	On page F-62, you state that residual margins are released into income. Please tell us the aggregate amount of remaining residual margins at each balance sheet date and explain how they are amortized over the life of your insurance contracts.

Response:

The Company adopted different methods to amortize the residual margins of different insurance products. The residual margins of participating policies are amortized on the basis of future policyholder dividends, while the residual margins of traditional policies are amortized on the basis of the sum insured.

The Company considers the amount of residual margin a material trade secret and believes that its main competitors in China and, to its knowledge, other U.S. insurance companies do not provide such detailed disclosures in this area. Therefore, the Company believes that requiring the Company to provide such information publicly will create an unfair disparity of information disclosure between companies and may create an unfair competitive disadvantage for the Company. Meanwhile, the Company understands that the IFRS do not require the disclosure of such information.

The Company notes that the Staff made a similar enquiry in comment 5 of the comment letter dated September 28, 2010 relating to the Company’s 2009 Form 20-F, and the Company provided a similar response to that comment on November 1, 2010.

Comment #7:

30. Provisions and Contingencies, page F – 79

7.	You do not appear to have provided the disclosure, described on page 3 of your March 30, 2011 response letter that indicates the existence of additional contingent liabilities, where disclosure was not practicable because amounts could not be reliably estimated. Please provide us this proposed disclosure to be included in future periodic reports or explain to us your basis for omitting it.

Response:

Starting from the Company’s Form 20 – F for the fiscal year ended December 31, 2012, the Company proposes to revise the disclosure as follows: “We have been involved in certain lawsuits arising from ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Company analyzed all pending lawsuits at the end of each fiscal year. A provision will only be recognized if management determines, based on third-party legal advice, that we have present obligations the settlement of which is expected to result in an outflow of the Company’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Company will disclose the pending lawsuits, the contingent liabilities of which could be reliably estimated, as contingent liabilities. As of December 31, [20xx] and [20xx], the Company has contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated.”

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If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010 or jcscoville@debevoise.com.

Very truly yours,

/s/ James C. Scoville

James C. Scoville